JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Vistagen Therapeutics, Inc. dated as of February 12, 2024 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 12, 2024

STEMPOINT CAPITAL, LP

BY: STEMPOINT CAPITAL MANAGEMENT GP LLC
     ITS GENERAL PARTNER

BY: /S/ SEAN C. TAN
     NAME: SEAN C. TAN
     TITLE: AUTHORIZED SIGNATORY

STEMPOINT CAPITAL MANAGEMENT GP LLC

BY: /S/ SEAN C. TAN
     NAME: SEAN C. TAN
     TITLE: AUTHORIZED SIGNATORY

MICHELLE ROSS
/S/ MICHELLE ROSS